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SEC FILE NUMBER	
8-	67979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Adams Street, Suite 2230
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell   (312) 445-5400
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **P**otential persons who are to respond to the collection of
                       information contained in this form are not required to respond
                       unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Chris O'Donnell _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ North South Capital, LLC _____ , as of _____ December 31 _____ , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Olyvia E Jarmoszka
Notary Public

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of North South Capital, LLC, as of December 31, 2010 and December 31, 2009 and the related statements of income, members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North South Capital, LLC as of December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules beginning on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 9, 2011

North South Capital, LLC

Statements of Financial Condition

Assets		December 31, 2010		December 31, 2009
Cash and cash equivalents	$	339,762	$	237,785
Cash for the benefit of customers		89		59
Cash deposit with clearing organization		100,000		100,000
Accounts receivable		7,545		-
Prepaid expenses and deposits		24,018		24,805
Furniture and equipment, net		18,542		17,392
Total Assets	$	489,956	$	380,041

Liabilities and Members' Equity

Liabilities

Accounts payable	$	8,810	$	6,866
Accrued rent		9,164		10,011
Other current liabilities		10,725		-
Total liabilities		28,699		16,877

Members' Equity

Memberships		529,200		490,000
Retained earnings (deficit)		(67,943)		(126,836)
Total members' equity		461,257		363,164
Total Liabilities and Members' Equity	$	489,956	$	380,041

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended	
	December 31, 2010	December 31, 2009
Revenues		
Commissions	$ 317,774	$ 92,170
Consulting	104,566	33,494
Underwriting	193,025	-
Capital Introduction	17,906	-
Interest	193	199
Other	577	186
Total revenues	634,041	126,049
Operating Expenses		
Employee compensation and benefits	290,387	116,154
Occupancy	68,005	30,491
Clearing fees	44,798	11,749
Communications	41,675	21,398
Regulatory fees	34,077	7,582
Professional fees	62,653	35,462
Other expenses	33,553	21,100
Total operating expenses	575,148	243,936
Net Income (Loss)	$ 58,893	$ (117,887)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships	Retained Earnings (Deficit)
Balance, December 31, 2008	$ 460,000	$ (8,949)
Additional capital contribution	30,000	
Net loss		(117,887)
Balance, December 31, 2009	490,000	(126,836)
Additional capital contribution	69,200	
Return of capital	(30,000)	
Net income		58,893
Balance, December 31, 2010	$ 529,200	$ (67,943)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended	
	December 31, 2010	December 31, 2009
Operating Activities		
Net income (loss)	$ 58,893	$ (117,887)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,116	1,498
Changes in operating assets and liabilities		
Cash deposit with clearing organization	-	(100,000)
Accounts receivable	(7,545)	-
Other current assets	757	(23,434)
Accounts payable	1,944	6,866
Accrued expenses	9,878	10,011
Net Cash Provided by (Used in) Operating Activities	67,043	(222,946)
Investing Activities		
Purchase of furniture and equipment	(4,266)	(18,890)
Net Cash Used in Investing Activities	(4,266)	(18,890)
Financing Activities		
Return of capital	(30,000)	-
Additional capital investment	69,200	30,000
Net Cash Provided by Financing Activities	39,200	30,000
Increase (Decrease) in Cash and Cash Equivalents	101,977	(211,836)
Cash and Cash Equivalents at Beginning of Year	237,785	449,621
Cash and Cash Equivalents at End of Year	$ 339,762	$ 237,785

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes To Financial Statements
December 31, 2010

Note 1 – Significant Accounting Policies

Description of Business
North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable
Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $3,116 and $1,498 for the years ended December 31, 2010 and 2009 respectively has been computed using straight line rates of depreciation.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or taxes during the years ended December 31, 2010 and 2009.

North South Capital, LLC

Notes To Financial Statements
December 31, 2010

Note 2 – Cash Segregated Under Federal Regulation

Cash of $89 and $59 in 2010 and 2009, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Concentrations

Included in the caption "Cash and cash equivalents" are funds held in a brokerage account that is invested in a money market account. The balance in this account as of December 31, 2010 was $216,770 and is not insured against loss.

Note 4 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2010	December 31, 2009
Computer equipment	$ 12,915	$ 8,650
Telephone equipment	7,920	7,920
Furniture and fixtures	2,320	2,320
	23,155	18,890
Less: Accumulated depreciation	4,613	1,498
Total	$ 18,542	$ 17,392

Note 5 – Commitments and Contingent Liabilities

The Company is committed under two operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2011	$ 38,296
2012	26,647
2013	27,439
2014	13,984
Total	$ 106,366

Rent expenses for 2010 and 2009 were $58,185 and $21,409 respectively.

Note 6 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2010, the Company had net capital of $414,362, which was $164,362 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 6.9%.

Note 7 - Control Requirements

There are no amounts, as of December 31, 2010, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 8 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no differences between the December 31, 2010 unaudited FOCUS report and this report.

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2010

Net Capital

Members' equity	$	461,257
Less: Nonallowable assets		42,560
Net capital before haircuts on security positions		418,697
Haircuts on securities		4,335
Net capital	$	414,362
Aggregate Indebtedness	$	28,699
Net capital required based on aggregate indebtedness	$	1,913
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	164,362
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	114,362
Percentage of Aggregate Indebtedness to Net Capital		6.9%



**Kehlenbrink
Lawrence&
Pauckner**
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
North South Capital, LLC

In planning and performing our audit of the financial statements of North South Capital, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a significant deficiency related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
Febuary 9, 2011



Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by North South Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North South Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North South Capital, LLC's management is responsible for the North South Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

   Balance of Prior Year SIPC-7T - Check #1172 for $135.00 written on 2-17-2010
   SIPC-6 Balance – Check #1187 for $234.00 written on 7-14-2010

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2010, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2010, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2010, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner
February 9, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

For the fiscal year ended __12/31_____, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067979   FINRA   DEC
NORTH SOUTH CAPITAL LLC      10*10
200 W ADAMS ST STE 2230
CHICAGO IL 60606-5231
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) .... $ __1101__

paid 1-20-11
 # 1225

B. Less payment made with SIPC-6 filed (exclude interest) (__234__)

__7-31-10__
Date Paid

C. Less prior overpayment applied (_____)

D. Assessment balance due or (overpayment) __867__

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum __—__

F. Total assessment balance and interest due (or overpayment carried forward) $ __867__

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ __867__

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital
(Name of Corporation, Partnership or other organization)

Chris O'Donnell
(Authorized Signature)

Dated the _20_ day of __Jan__, 20 _11_.

Executive VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1-1__, 20 _12_
and ending __12-31__, 20 _12_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __633 756__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   _0_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _148484_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _44798_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _76_

        Enter the greater of line (i) or (ii)   _76_

        Total deductions   _193358_

2d. SIPC Net Operating Revenues $ _440398_

2e. General Assessment @ .0025 $ _1101_

(to page 1, line 2.A.)

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31__ , 20 __10__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067979   FINRA   DEC
NORTH SOUTH CAPITAL LLC      10*10
200 W ADAMS ST STE 2230
CHICAGO IL 60606-5231
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __1101__

paid 1-20-11
 # 1225

B. Less payment made with SIPC-6 filed (exclude interest) (__234__)
__7-31-10__
Date Paid

C. Less prior overpayment applied (_____)

D. Assessment balance due or (overpayment) __867__

E. Interest computed on late payment (see instruction E) for____days at 20% per annum __—__

F. Total assessment balance and interest due (or overpayment carried forward) $ __867__

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ __867__

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital
(Name of Corporation, Partnership or other organization)

Chris O'Donnell
(Authorized Signature)

Dated the __20__ day of __Jan__ , 20 __11__ .

Executive VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1-1__, 20 _10_
and ending __12-31__, 20 _10_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　$__633 756__

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions　　_0_

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.　　_148484_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.　　_44 798_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income.　　$_0_

      (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960).　　$_76_

        Enter the greater of line (i) or (ii)　　_76_

        Total deductions　　_193358_

2d. SIPC Net Operating Revenues　　$_440398_

2e. General Assessment @ .0025　　$_1101_

(to page 1, line 2.A.)

2

North South Capital, LLC

Year Ended December 31, 2010

Financial Report



North South Capital, LLC

Year Ended December 31, 2010

SIPC General Assessment Reconciliation
Supplemental Report



Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by North South Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North South Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North South Capital, LLC's management is responsible for the North South Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

    Balance of Prior Year SIPC-7T - Check #1172 for $135.00 written on 2-17-2010
    SIPC-6 Balance – Check #1187 for $234.00 written on 7-14-2010

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2010, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2010, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2010, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 9, 2011